SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2007

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2007

Grupo TMM, S.A.B.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated May 2, 2007 (GRUPO TMM REPORTS FIRST-QUARTER 2007 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the First-Quarter 2007

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner
Investor Relations, Director TMM Logistics
011-52-55-5629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS FIRST-QUARTER 2007 FINANCIAL RESULTS

 •  Operating profit increased 2.7 times
 •  TMM positioned to participate in fleet substitution and expansion
 •  Alternatives to improve debt profile being explored

(Mexico City, May 2, 2007) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”or the “Company”)a Mexican multi-modal transportation and logistics company, reported today its financial results for the first quarter of 2007.

Management Overview
Javier Segovia, president of Grupo TMM, said, “You can clearly see from our press release that Grupo TMM is growing and is improving its operating performance. Improved results are reflected in not only Maritime and Ports, where both divisions are on target with this year’s guidance, but also in Logistics where investments are now occurring. During the third and fourth quarters of 2007 all divisions of TMM will excel. As you know we increased our flexibility as we paid all of our bondholders in full, and we are now ready to seize accretive opportunities as they present themselves in Maritime, Logistics and Ports. Also, during the first quarter we continued to explore alternatives to improve our debt maturity profile and to lower our debt service. We will soon be able to provide our shareholders with more information on these accretive moves and alternatives.

“Our results are reflecting real improvement. EBITDA after corporate expenses in the fourth quarter of 2006 was $7.0 million, and in the first quarter of 2007 was $12.8 million. In 2006 we produced $31.7 million of EBITDA, and in 2007 we anticipate producing an EBITDA of $58 million after corporate expense of approximately $17 million. By the third and fourth quarters of 2007, as Logistics continues to bring on its equipment, and as we position that equipment and eliminate and sell older and unusable assets, the Logistics run rate target of $17 million of EBITDA per year will become a reality.”

Segovia continued “As you all know, the Mexican government has indicated that expanded exploration in the Gulf of Mexico is of paramount importance in order to replace oil reserves that are declining and has determined a need to increase the entire Mexican offshore fleet capability by 11 percent. In 2006, we invested in modern offshore vessels that will enable Grupo TMM to be well positioned to assist the Mexican government in this expansion process.

“In addition, the Mexican government recently announced its decision to replace its product tanker fleet for distribution of oil products in the Pacific and the Gulf of Mexico coastlines. We anticipate that PEMEX will ultimately own 10 vessels and will charter another 10. PEMEX has to replace six owned vessels in order to comply with Marpol regulations. We believe PEMEX will turn to companies like ours which can acquire and operate these vessels, and that have a solid 13-year performance record, with experience and knowledgeable personnel that have managed crews, and that operates under the Mexican flag. Our current and future state of financial options and our knowledge of the Mexican oil industry, joined with the accelerating governmental demand for exploration and for the additional desire to replace product tanker vessels positions Grupo TMM with great competitive advantages. We believe that our Maritime division will meet its target EBITDA of $55 million in 2007.

“Ports are extremely stable as noted in the detail of our release, as we are moving ahead on this division both on the auto handling as well as on the cruise ship segments at Acapulco.

“On the Logistics side we continue to make the investments that we said we were going to make. We have received 130 of the 271 tractor orders placed and have received 305 of the 370 trailers we intended to bring on this year. Additionally, our new truck terminal and maintenance facility should be completed within the next six weeks. We are seeing major advancements in profitability, and you can see that Logistics produced a $0.5 million of operating profit as compared to the $2.3 million loss in the fourth quarter of 2006. As we advance the next several months we will continue to improve our financial flexibility and capabilities within the division. All of our businesses within Logistics are expanding, and you will see the impact of a very profitable Logistics organization in the third and fourth quarters of this year.

“The entire ADEMSA warehouse transaction is ahead of our expectations, and we believe we will meet all of our goals on the warehousing side. We will continue to look for additional warehouses as the summer progresses. At the maintenance and repair and terminals segments, our business is above both revenue and profitability plans. We have told you in the past with the modifications and improvements we are making, Logistics will produce its guidance, and as other transactions are completed we will update you further.

“I want to point out that the demand for our Logistics services is very strong and growing. Despite the loss of a significant amount of revenue and profit from the cancellation of service agreements by Kansas City Southern de Mexico in 2006, bringing our revenue base for Logistics down to $60 million annually, we are in April 2007 at a run rate of $101 million of annual revenue, and we believe we will make $120 million, which is our goal for Logistics in 2007. This number is being accomplished by all of the investments we are making in trucking and through other improvements in infrastructure and technology to enhance utilization and efficiency.

“In order to be in position for the opportunities that we believe are coming, on April 30 the Company’s shareholders authorized the Company to proceed to negotiate several transactions, and even though we have not yet consummated agreements, authorization is now in place to improve our current amortization profile, taking advantage of a preliminary rating of AA (mex) by Fitch Ratings for this specific structured debt program. If all goes as planned, we may have the flexibility to issue 20-year Mexican trust certificates (“Certificados Bursátiles”) for up to $3 billion Mexican pesos that could increase up to $9 billion Mexican pesos as demand for offshore and product tanker vessels, transportation assets and port terminals accelerates. This kind of long-term financing tied to the useful life of vessels is a first in Mexico. As more details are available we will announce them. Needless to say, any moves we make will be highly accretive. We believe there’s a huge opportunity waiting for us as oil exploration vessels and product tankers are replaced in the near future.”

Segovia concluded, “As we said last quarter, 2006 proved to be a difficult transition year, and our first quarter results reflect that transition and shed a positive light on future results.

Financial Results
Comparing the first quarter of 2007 with the first quarter of 2006, TMM reported the following results:
     •  Revenue of $68.6 million, up 9.9 percent from $62.4 million
     •  Operating income of $6.4 million, up 2.7 times from $1.7 million
     •  Operating margin of 9.3 percent, up 6.5 percentage points
     •  EBITDA of $12.8 million, up from $7.3 million
     •  Net loss of $5.1 million compared to net income of $78.9 million

Revenues in the first quarter of 2007 were impacted by the cancellation of service agreements by Kansas City Southern de Mexico, which reduced first quarter 2007 revenues by $10.0 million.

The increase in operating profit in first quarter of 2007 compared to first quarter 2006 was mainly attributable to an improvement of $4.5 million in the Maritime division’s operating profit.

SG&A of $8.8 million in the first quarter of 2007 increased 4.7 percent or $0.4 million over the same period of 2006 due mainly to annual increases to employees and to the addition of our new warehouse company, partially offset by the devaluation of the peso versus the dollar.

Net financial cost in the first quarter of 2007 was $10.6 million compared to $24.5 million in the same quarter last year. This decrease resulted from the reduction of $17.0 million attributable to the amortization of expenses associated with the Company’s 2007 Notes, and a $4.3 million reduction attributable to interest related to such Notes and other debt. This reduction was partially offset by a $6.4 million interest increase associated with the Company’s securitization program.

As of March 31, 2007, TMM’s total debt was $357.5 million, of which $191.5 million is related to the Company’s securitization facility, $159.6 million is project finance debt and is related to the acquisition of maritime assets (which is supported by approximately $154.1 million of long-term contracted revenues, by the Mexican Navigation Law and by the total market value of these assets, which is estimated to exceed their book value by $42 million), and $6.4 million is related to other debt.

Total Debt Composition as of March 31, 2007
(Millions of dollars)

Securitization Facility	$191.5
*Offshore Vessels	$106.1
*Two Product Tankers	$53.5
Other debt	$6.4
Total Debt (1):	$357.5

* Project Finance assets
(1)The Company’s total debt as presented in its balance sheet as of March 31, 2007, includes $3.4 million of accrued unpaid interest and is reduced by $7.2 million of related expenses to be amortized over time.

DIVISIONAL RESULTS (All numbers in thousands)

First Quarter 2007

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	41,884	24,085	2,734	(84)	68,619

Costs	30,351	21,992	1,216	(88)	53,471

Gross Result	11,533	2,093	1,518	4	15,148

Gross Margin	27.5%	8.7%	55.5%	n/a	22.1%

SG & A	1,505	1,594	433	5,221	8,753

Operating Results	10,028	499	1,085	(5,217)	6,395

Operating Margin	23.9%	2.1%	39.7%	n/a	9.3%

First Quarter 2006

	Maritime	Logistics	Ports	Corporate and Others	Total

Revenues	31,189	29,159	2,104	(60)	62,392

Costs	24,385	26,905	1,171	(146)	52,315

Gross Result	6,804	2,254	933	86	10,077

Gross Margin	21.8%	7.7%	44.3%	n/a	16.2%

SG & A	1,321	1,573	387	5,080	8,361

Operating Results	5,483	681	546	(4,994)	1,716

Operating Margin	17.6%	2.3%	26.0%	n.a	2.8%

SEGMENT RESULTS
Maritime
Comparing the first quarter of 2007 with the same period of last year:
     •  Revenue increased 26.7 percent to $15.7 million in the offshore segment mainly attributable to average daily rate increases and to two additional vessels in operation
     •  Cost reduction of 23.1 percent in the offshore segment due to the conversion of vessels from a leased to an owned status resulting in a gross profit increase of 197.4 percent
     •  Revenue increase of 72.5 percent to $16.0 million in the tanker segment due mainly to more vessels in operation
     •  Revenue increase of 14.6 percent to $7.7 million in the parcel tanker segment due to higher rates and volumes

Logistics
Comparing the first quarter of 2007 with the same period of last year:
     •  Trucking revenues increased 13.2 percent to $9.6 million due to increased freight volumes as a result of the acquisition of 130 new tractors and 305 new trailers
     •  Recently acquired warehousing company contributed $3.5 million of revenues and $1.1 million of gross profit in the first quarter of 2007
     •  Maintenance and repair revenues increased 50.0 percent to $1.6 million due to ongoing rehabilitation and expansion of maintenance facilities
     •  Inbound logistics revenues decreased 11.6 percent to $4.7 million due mainly to a decrease in production in the automobile industry export output

Ports and Terminals
Comparing the first quarter of 2007 with the same period of last year:
     •  Revenues and operating profit increased 29.9 percent and 98.7 percent, respectively
     •  Revenues at Acapulco increased 43.6 percent to $2.0 million due mainly to a 54.8 percent revenue increase in the cruise ship business segment
     •  Auto handling revenues at Acapulco improved 44.8 percent to $0.4 million as export volumes to Japan and South America increased from 6,812 automobiles to 8,472

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Thursday, May 3 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 888-459-5609 (domestic) or 973-321-1024 (international) and provide conference ID 8685861 at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=39093.

A replay of the conference call will be available through May 10, at 11:59 p.m. Eastern Time, by dialing 877-519-4471or 973-341-3080, and entering conference ID 8685861. On the Internet, a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=39093.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A.B. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended
	March 31,
	2007	2006

Revenue from freight and services	68.619	62.392

Cost of freight and services	(49.447)	(49.619)

Depreciation of vessels and operating equipment	(4.024)	(2.696)

	15.148	10.077

Administrative expenses	(8.753)	(8.361)

Operating income	6.395	1.716

Other income - Net	0.108	0.154

Financial (expenses) income - Net	(9.838)	(24.198)

Exchange (loss) gain - Net	(0.782)	(0.291)

Net financial cost	(10.620)	(24.489)

Loss before taxes	(4.117)	(22.619)

(Provision)benefit for taxes	(0.569)	1.675

Net loss before discontinuing operations	(4.686)	(20.944)

Income fron disposal discontinuing bussiness		100.066

Net (Loss) income from the period	(4.686)	79.122

Attributable to :

Minority Interest	0.374	0.219

Equity holders of the GTMM, S.A.	(5.060)	78.903

Weighted average outstanding shares (millions)	56.963	56.963
(Loss) Income earnings per share (dollars / share)	(0.09)	1.39

Outstanding shares at end of period (millions)	56.963	56.963
Income earnings per share (dollars / share)	(0.09)	1.39

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Grupo TMM, S.A.B. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	March 31,	December 31,
	2007	2006

Current assets:
Cash and cash equivalents	33.911	38.666

Accounts receivable
Accounts receivable - Net	38.663	40.599

Other accounts receivable	81.968	79.539

Prepaid expenses and others current assets	12.270	9.882

Total current assets	166.812	168.686

Long–term account receivable	40.000	40.000

Property, machinery and equipment - Net	275.715	279.335

Other assets	34.072	34.602

Deferred taxes	112.833	112.833

Total assets	629.432	635.456

Current liabilities:
Bank loans and current maturities of long term liabilities	32.404	27.555

Sale of accounts receivable	17.111	16.727

Suppliers	21.631	20.422

Other accounts payable and accrued expenses	41.517	37.839

Total current liabilities	112.663	102.543

Long–term liabilities:
Bank loans and other obligations	135.273	141.401

Sale of accounts receivable	168.884	172.617

Other long–term liabilities	27.407	27.551

Total long–term liabilities	331.564	341.569

Total liabilities	444.227	444.112

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	75.381	80.440

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(2.639)	(1.173)

	176.143	182.668

Minority Interest	9.062	8.676

Total stockholders’ equity	185.205	191.344

Total liabilities and stockholders’ equity	629.432	635.456

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended
	March 31,
	2007	2006

Cash flow from operation activities:
Net loss before discontinuing operations	(4.686)	(20.944)

Charges (credits) to income not affecting resources:
Depreciation & amortization	6.363	5.587

Deferred income taxes		(2.141)

Other non-cash items	(0.036)	14.189

Total non-cash items	6.327	17.635

Changes in assets & liabilities	12.373	(12.075)

Total adjustments	18.700	5.560

Net cash provided (used in) by operating activities	14.014	(15.384)

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.620	8.520

Payments for purchases of assets	(4.170)	(66.336)

Net cash used in investment activities	(3.550)	(57.816)

Proceeds from discontinued bussiness and Sale of Share of subsidiries (net)		69.390

Cash flow provided by financing activities:

Short-term borrowings (net)	5.396

Sale (repurchase) of accounts receivable (net)	(10.108)

Repayment of long-term debt	(10.507)	(360.050)

Proceeds from issuance of long-term debt		69.663

Net cash used in financing activities	(15.219)	(290.387)

Net decrease in cash	(4.755)	(294.197)

Cash at beginning of period	38.666	400.809

Cash at end of period	33.911	106.612

*Prepared in accordance with International Financial Reporting Standards (IFRS)

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First Quarter 2007

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.